SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)


                          Newcastle Investment Corp.
                 --------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                  -------------------------------------------
                        (Title of Class of Securities)

                                  65105M 10 8
                              -------------------
                                (CUSIP Number)

                               Randal A. Nardone
                                   Secretary
                  Fortress Principal Investment Holdings LLC
                       c/o Fortress Investment Group LLC
                          1251 Avenue of the Americas
                           New York, New York 10020
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copy to:

                               J. Gregory Milmoe
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                                (212) 735-3000

                                 July 10, 2003
             ----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

CUSIP No.     65105M 10 8                                     Page 2 of 4 Pages


                                  Schedule 13D

1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Principal Investment Holdings LLC (13-4008836)

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                               (b) [ ]
       Not Applicable

3      SEC USE ONLY

4      SOURCE OF FUNDS
       Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                          [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF                        7     SOLE VOTING POWER
SHARES                                 - 3,037,522 -
BENEFICIALLY
OWNED BY                         8     SHARED VOTING POWER
EACH                                   - 0 -
REPORTING
PERSON                           9     SOLE DISPOSITIVE POWER
WITH                                   - 3,037,522 -

                                 10    SHARED DISPOSITIVE POWER
                                       - 0 -

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      - 3,037,522 -

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (Based on 28,377,390 shares of common stock of the issuer outstanding as of July
      16, 2003 (after the closing of the Offering described below) and including shares of common stock of the issuer issuable upon exercise of options held by the reporting person which are exercisable as of or within 60 days)

14    TYPE OF REPORTING PERSON
      OO

                                                         Page 3 of 4 Pages


         This Amendment No. 2 (this "Amendment") to the Statement on Schedule 13D dated July 10, 2003, as amended by Amendment No. 1 thereto dated May 27, 2003 (as so amended, the "Schedule 13D") filed jointly by Fortress Principal Investment Holdings LLC, a Delaware limited liability company ("FPIH"), and Newcastle Investment Holdings Corp., a Maryland corporation ("NIH"), relates to the common stock, par value $0.01 per share, of Newcastle Investment Corp., a Maryland corporation. This Amendment is filed by FPIH. As set forth in Amendment No. 1 to the Schedule 13D, NIH disposed of all of the shares of Common Stock beneficially owned by NIH and, as a result, NIH is no longer a party to this filing. All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.


Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

         On July 10, 2003, in connection with an underwritten public offering of Common Stock by the Issuer (the "Offering"), the Board of Directors of the Issuer granted to FPIH an option to purchase 460,000 shares of Common Stock, representing 10% of the number of shares sold in the Offering, at a per share exercise price equal to the offering price per share of the shares of Common Stock sold in the Offering ($20.35 per share). The grant, a discretionary grant under the Issuer's incentive plan, was made in connection with the efforts of the Issuer's external manager related to the Offering and provides a means of performance-based compensation to give an additional incentive for the Issuer's manager to enhance the value of the Common Stock. The option vested on the date of grant, effective upon consummation of the Offering, and is exercisable in thirty equal monthly installments on the first day of each of the 30 calendar months following the date of grant (beginning August 1, 2003).

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:

         FPIH may be deemed to be the beneficial owner of 2,750,189 shares of Common Stock which it directly owns. In addition, FPIH may be deemed to be the beneficial owner of an aggregate of 287,334 shares of Common Stock issuable upon exercise of options that are exercisable as of or within sixty days of July 10, 2003. As a result, as of July 16, 2003 (the closing date of the Offering), FPIH may be deemed to be the beneficial owner of 3,037,522 shares of Common Stock, or 10.7% of the total number of shares of Common Stock then outstanding (based on 28,377,390 shares of Common Stock of the Issuer outstanding as of July 16, 2003 (after the closing of the Offering), including shares of Common Stock issuable upon exercise of options held by FPIH, the reporting person, which are exercisable as of or within 60 days). Based on the foregoing, FPIH may be deemed to have sole power to vote or direct the vote and to dispose of or to direct the disposition of an aggregate of 3,037,522 shares of Common Stock.


Item 7.  Materials to be Filed as Exhibits.

Exhibit 99.1 Nonqualified Stock Option Agreement, dated as of July 10, 2003 (filed herewith)

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Date: July 10, 2003


                                  FORTRESS PRINCIPAL INVESTMENT HOLDINGS LLC

                                  By:   /s/ Randal A. Nardone
                                       ------------------------------
                                       Name:  Randal A. Nardone
                                       Title: Secretary